COMMENTS RECEIVED ON 11/27/2017

FROM EDWARD BARTZ

FIDELITY RUTLAND SQUARE TRUST II (File Nos. 333-139427 and 811-21991)

Strategic Advisers Tax-Sensitive Short Duration Fund

POST-EFFECTIVE AMENDMENT NO. 61 & 64

Strategic Advisers Tax-Sensitive Short Duration Fund

C:

The Staff requests we provide new legality opinions for all amendments adding new series.

R:

We will file the legality of shares opinions for the new series with the next amendment.

“Fund Summary” (prospectus)

“Fee Table”

“Strategic Advisers, Inc. (Strategic Advisers) has contractually agreed that the fund's maximum aggregate annual management fee will not exceed [__]% of the fund's average daily net assets. In addition, Strategic Advisers has contractually agreed to waive a portion of the fund's management fee in an amount equal to [x.xx]% of the fund's average daily net assets. This arrangement will remain in effect through [__]. Strategic Advisers may not terminate this arrangement without the approval of the Board of Trustees.”

C:

The Staff requests we submit completed fee tables and hypothetical expense tables when the information becomes available.

R:

The requested information for the fee table and hypothetical expense table will be sent to you when it becomes available.

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff would like confirmation that the contractual arrangement discussed in the above footnote will remain in effect for one year or more from the effective date of the registration statement. Also, if the reimbursement is subject to recoupment, the Staff requests we disclose the terms of recoupment in the footnote.

R:

The arrangement will remain in effect for at least one year from the effective date of the registration statement. Disclosure will be updated to include the termination date of the arrangement in the b-filing for the fund. Regarding any recoupment provisions, we are not aware of any requirement regarding placement of the disclosure and believe that its current location within the “Fund Management – Advisory Fees” section is appropriate and that, taken together, the information in the prospectus is organized in a manner that makes it easy for an investor to understand.

“Fund Summary” (prospectus)

“Fee Table”

“The fund will not incur transaction costs, such as commissions, when it buys and sells shares of affiliated funds but may incur transaction costs when buying or selling non-affiliated funds and other types of securities (including non-affiliated exchange traded funds) directly (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account.

These costs, which are not reflected in annual operating expenses or in the example, affect the fund's performance.”

C:

The Staff requests we disclose that the underlying funds will incur transaction costs, such as commissions.

R:

We believe the disclosure included in the prospectus is consistent with Item 3 of Form N‐1A, which requires that we disclose the relationship between a fund’s transaction costs and a fund’s portfolio turnover rate. The transaction costs of the underlying funds the funds may invest in have no bearing on a fund’s portfolio turnover rate. Accordingly, we have not revised our portfolio turnover disclosure.

Strategic Advisers Tax-Sensitive Short Duration Fund

C:

The Staff asks us to confirm that the use of “Tax-Sensitive” in the fund name is appropriate.

R:

As noted in the prospectus, the fund is not available for sale to the general public. The investment professionals who will utilize the fund are well aware of the fund’s strategies and its intended use.  Furthermore, we note that the second bullet under the “Principal Investment Strategies” provides:

“Potentially investment in taxable money market securities when after-tax yields are viewed as advantageous (a so-called “tax-sensitive” strategy).”

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Pursuant to an exemptive order granted by the Securities and Exchange Commission (SEC), Strategic Advisers, Inc. (Strategic Advisers) is permitted, subject to the approval of the Board of Trustees, to enter into new or amended sub-advisory agreements with one or more unaffiliated sub-advisers without obtaining shareholder approval of such agreements. Subject to oversight by the Board of Trustees, Strategic Advisers has the ultimate responsibility to oversee the fund’s sub-advisers and recommend their hiring, termination, and replacement. In the event the Board of Trustees approves a sub-advisory agreement with a new unaffiliated sub-adviser, shareholders will be provided with information about the new sub-adviser and sub-advisory agreement.”

C:

The Staff requests we remove the italicized language from the “Principal Investment Strategies” section of the fund summary since it is not a principal investment strategy.

R:

We consider Strategic Advisers’ operation as a “manager of managers” to be directly related to each fund’s utilization of multiple sub-advisers as part of its principal investment strategies and believe the disclosure of a fund’s principal investment strategies would not be complete if this disclosure were omitted. Accordingly, we have not removed the disclosure from the “Fund Summary” section of the prospectus.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that a brief explanation of the concept of duration and an example of duration be added to Fund Summary section of the prospectus.

R:

As noted in the prospectus, the fund is not available for sale to the general public. The investment professionals who will utilize the fund are well aware of the concept of duration. As a result, we believe the requested disclosures would be unnecessary in this context.

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests that we add a separate risk for derivatives.

R:

The fund believes that the risks associated with investing in derivatives are described in “Issuer‐ Specific Changes” and “Leverage Risk” in the Fund Summary section of the prospectus and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The Adviser normally invests the fund’s assets primarily in U.S. dollar-denominated municipal money market securities and high quality investment-grade municipal debt securities whose interest is exempt from federal income tax. The Adviser may invest all of the fund’s assets in municipal securities whose interest is subject to the federal alternative minimum tax. Additionally, the fund may invest in taxable money market securities when after-tax yields are viewed as advantageous (a so-called “tax-sensitive” strategy).”

C:

 The Staff requests we add AMT disclosure to the “Fund Summary” section.

R:

In response to the Staff’s comment, the fund will add the following sentence at the end of the disclosure currently contained in the first bullet in the “Fund Summary – Principal Investment Strategies” section:

“The Adviser may invest all of the fund’s assets in municipal securities whose interest is subject to the federal alternative minimum tax.”

“Investment Details” (prospectus)

“Principal Investment Strategies”

“In addition, the fund normally maintains a dollar-weighted average maturity of three years or less. In determining a security's maturity for purposes of calculating the fund's average maturity, an estimate of the average time for its principal to be paid may be used. This can be substantially shorter than its stated maturity.”

C:

The Staff requests we explain the basis for using an estimate of a security’s maturity rather than its actual maturity when calculating the fund’s average maturity.

R:

The fund follows the requirements set forth by the SEC and its staff in calculating average maturity. See, e.g., Instructions to Item 63 of Form N−SAR. Under these standards, a fund is required to take into account the effect of maturity−shortening devices for a security in certain circumstances (e.g., when it is probable that the issuer of the instrument will take advantage of the maturity−shortening device). In these cases, the application of a maturity−shortening device may mandate the use of a maturity date for a security (referred to as an “estimate” in the disclosure noted above) that is different than the security’s stated maturity date. As a result, the fund believes that the disclosure accurately reflects the calculation of its average maturity in accordance with SEC standards.

“Investment Details” (prospectus)

“Description of Principal Security Types”

“Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Municipal debt securities include general obligation bonds of municipalities, local or state governments, project or revenue-specific bonds, or pre-refunded or escrowed bonds, municipal money market securities, and other securities believed to have debt-like characteristics, including hybrids and synthetic securities.”

C:

The Staff requests that we explain what hybrids and synthetic are.

R:

In describing debt securities in its prospectus, the fund provides investors a list of different types of debt securities in which a fund may invest. Although the fund includes hybrids and synthetic securities as part of this list, they have been included for illustrative purposes only and are not part of any principal investment strategy and, therefore, the fund has not called out these securities in that part of the prospectus. Furthermore, as noted in the prospectus, the fund is not available for sale to the general public. To the extent the fund were to invest in hybrids and/or synthetic securities, the investment professionals who will utilize the fund are well aware of the nature of such securities.

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests that the “Prepayment” risk be added to the “Principal Investment Risks” in the “Investment Details” section since it is included in the “Fund Summary” section.

R:

Prepayment risk will be added to the Principal Investment Risks in the Investment Details section of the prospectus.

COMMENTS RECEIVED ON 12/12/2017

FROM EDWARD BARTZ

FIDELITY RUTLAND SQUARE TRUST II (File Nos. 333-139427 and 811-21991)

Strategic Advisers Tax-Sensitive Short Duration Fund

POST-EFFECTIVE AMENDMENT NO. 61 & 64

“Fund Summary” (prospectus)

“Fee Table”

C:

If the reimbursement is subject to recoupment, the Staff reiterates the request that we disclose the terms of recoupment in the footnote in the “Fund Summary” section. The Staff asserts that the footnote is materially deficient without that disclosure. In addition, the Staff requests we add more detail to the existing disclosure in the “Fund Management” section.

R:

After further consideration and given the nature of this product, at this time the fund will not enter into recoupment arrangements. As a result, the disclosure has been removed from the “Fund Management” section of the prospectus. To the extent the fund enters into such arrangement in the future, the disclosure will be incorporated as requested by the Staff.